UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On July 2, 2026, Brenmiller Energy Ltd., or the Company, issued a press release titled “Brenmiller Energy Purchases Photovoltaic Facility Adjacent to Planned Hungarian Industrial Energy Project”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, or the Report.

This Report, excluding the sixth paragraph of the press release attached as Exhibit 99.1, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377, 333-273028, 333-283874, 333-289219, 333-290642, 333-292634, 333-293660, 333-294341, 333-295594, 333-296507 and 333-296898) and Form S-8 (File Nos. 333-272266, 333-278602, 333-284377 and 333-290040), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 2, 2026 titled “Brenmiller Energy Purchases Photovoltaic Facility Adjacent to Planned Hungarian Industrial Energy Project”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: July 2, 2026	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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